January 27, 2004


Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549


RE:	Stockholder Proposal to Reduce the Number of Directors on the
Board of Directors of Edge Petroleum Corporation (the Corporation)

Ladies and Gentlemen:

        This letter is in response to the January 13, 2004 letter from Robert C. Thomas, General Counsel of the Corporation (the Boards Response). The Corporation seeks to omit the proposal submitted on behalf of Marlin Capital Corp., the Private Investment Fund LP, and Mark G. Egan (collectively, the Proponents), entitled, Stockholder Proposal
Concerning the Size of the Board of Directors, by asserting that it was not timely submitted under Rule 14a-8(e). However, the Proponents believe that by its correspondence from Mr. Thomas dated June 4, 2003
(a copy of which is attached as Exhibit 4 to the Proponents 13(d) filed on January 7, 2004, the June Letter), the Corporation either (i) explicitly amended the deadline by which stockholder proposals were to be submitted or (ii) mislead the Proponents regarding the deadline for submission of proposals. Either way, the Proponents respectfully request that the Staff deny the Corporations request for no action relief.

        Initially, please note that the Boards Response acknowledges that the Proponents stockholder proposal was received by the Corporation by facsimile on January 7, 2004 (error corrected in January 15, 2004 correspondence from Mr. Thomas) and by Federal Express on January 8, 2004. This acknowledgement is critical to the Proponents belief that its stockholder proposal should be included in the Corporations proxy materials for its 2004 annual meeting of stockholders (the Annual Meeting), as will be explained more fully below.

         In response to several attempts by the Proponents to have the Corporations board of directors address certain issues related to corporate governance, Mr. Thomas detailed in the June Letter the requirements necessary for a stockholder proposal to be included in the proxy materials for the Annual Meeting. The deadline for submission of proposals for the Annual Meeting, as explicitly stated in the excerpt set forth below from the June Letter, was January 8, 2004:


Begin quote If the date of the 2004 Annual Meeting of Stockholders is not more than 30 days before, nor more than 60 days after, the first anniversary of the date of the 2003 Annual Meeting, stockholders who wish to nominate directors or to bring other business before the 2004 Annual Meeting of Stockholders must notify the Company no later than January 8, 2004. End quote

        Throughout the rest of 2003 the Proponents continued to attempt to work with the Corporations board of directors to institute fundamental changes in the Corporations corporate governance. However, late in that same year, it became clear to the Proponents that the only way to institute any changes was going to be through a mandate of the Corporations stockholders. Relying on the June Letter and the deadline contained therein for the submission of stockholder proposals pursuant to Rule 14a-8, the Proponents submitted their proposal on January 7, 2004 for inclusion in the proxy materials for the Annual Meeting.

        In the June Letter, the paragraph following the language quoted above begins with the following sentence: Begin quote
Please note that compliance with the above procedures does not require the Company to include the proposal in the Companys proxy solicitation material, which is a separate matter governed by Rule 14a-8 under the Securities Exchange Act of 1934 as amended.
End quote It is unclear which procedures the Corporation is referring to in this statement, since the entire page preceding this sentence contains what could be referred to as procedures. If anything, this sentence appears to direct the Proponents to Rule 14a-8 for procedures related to substance and content, rather than for a submission deadline. In fact, the way the June Letter is written implies that the deadline for submission outlined therein is an entirely separate matter from any procedure that must be fulfilled under Rule 14a-8. The June Letter directs the Proponents to the 2003 proxy materials as a statement of the deadline and procedures to be followed for the submission of a proposal, however the June
Letter then goes on to purport to amend one very important procedure, the submission deadline.

        The final paragraph of the June Letter begins with a
sentence that states: Begin quote The foregoing information supercedes some of the information included under Additional Information:
Stockholder Proposals in the Companys Proxy Statement dated
April 7, 2003 End quote (emphasis added).   So in the same letter
that is intended to assist the Proponents in submitting a stockholder proposal, the Corporation has both referred the Proponents to the April 7 proxy filing and superceded some of the information contained in that same filing. Upon further investigation, the only information that is conflicting between the June Letter and the April 7 proxy filing is the deadline for submitting a stockholder proposal pursuant to Rule 14a-8. This logic applies equally to the Corporations
October 31, 2003 proxy statement/prospectus filing which simply repeats practically verbatim the information found in the April 7 proxy filing.

        We would not presume that the Corporation would intentionally mislead the Proponents. However, there is only one material difference between the June Letter and the Corporations April 7 proxy and October 31 proxy filing, that being the date for stockholder proposals. One need not guess what information is the some that is superceded by the June Letter, as the date is the only difference. Therefore, the Proponents can only conclude that the Corporation intended to explicitly amend the date by which proposals were to be submitted from December 9, 2003 to January 8, 2004 as expressly indicated in the June Letter. Based on this logic, given the fact that the Proponents proposal was submitted before the January 8, 2004 deadline, we believe the Proponents proposal should be included in the Corporations proxy materials for 2004.

	In the Boards Response, Mr. Thomas cites several no-action letters where the Staff has strictly construed the deadline for stockholder proposal submissions. However, none of the cited precedent is applicable due to the fact that these no-action letters do not deal with a situation where the issuer explicitly informed a proponent of a deadline for filing a shareholder proposal for which the proponent relied. Instead, the Proponents would believe more applicable precedent can be found in the Staff Legal Bulletin, No. 14 (July 13, 2001) question 6, where the Staff expresses its view that each proposal will be evaluated in light of the situation surrounding that particular proposal submission.

	The Corporation has a history, as indicated in the Proponents 13(d) filing, of avoiding critical corporate governance issues through technicalities rather than addressing these issues head-on by putting them to a stockholder vote. Once again, rather than being straight forward with its stockholders, the Corporation is attempting to exclude the Proponents proposal based on linguistic wrangling and technicalities. However, we respectfully request that the Staff carefully review the Corporations statements in its June Letter and view these statements in light of their most direct meaning. A stockholder should not have to interpret correspondence from an issuer, especially when that stockholder relies on the issuers direction on matters pertaining to corporate governance and submission deadlines. Please let the stockholders be the ultimate arbitrators of this argument by denying the Corporations request for no-action treatment.

        If the Staff has any questions or concerns please do not hesitate to call. Thank you very much for your attention to this matter.

Very Truly Yours,

MARLIN CAPITAL CORP.


By:______________________________
Name:  Mark G. Egan
Its: President

THE PRIVATE INVESTMENT FUND LP, BY ITS GENERAL PARTNER,
MARLIN CAPITAL CORP.


By:_______________________________


Name: Mark G. Egan
Its: President


MARK G. EGAN, individually

____________________________________



cc:	Robert C. Thomas
	Vice President, General Counsel and
	Corporate Secretary